FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 5, 2003

Pan American Silver Corp

(Translation of registrant’s name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Press Release dated August 5, 2003 - Pan American Silver to Host Second Quarter Conference Call

NEWS RELEASE

PAN AMERICAN SILVER TO HOST SECOND QUARTER CONFERENCE CALL

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) will host a conference call on Tuesday, August 12th at 8:00 a.m. Pacific time (11:00 a.m. Eastern time) to discuss the second quarter financial and operational results.  North American participants please call toll-free 1-800-387-6216. International participants please dial 1-800-7664-7664. The conference may also be accessed live from the investor relations section of the Pan American website at www.panamericansilver.com. To listen to a playback for two weeks after the call, dial 1-800-408-3053 and enter the pass code 1465722.

For Further Information Contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158

www.panamericansilver.com

- End -

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Ross J. Beaty

(Signature)

Ross J. Beaty, Chairman

Date: August 5, 2003